Exhibit 99.2

[LOGO] ZARLINK                                                     Computershare
       SEMICONDUCTORS                           5th Floor, 100 University Avenue
                                                        Toronto, Ontario MGJ 2Y1
                                                           www.computershare.com

                                          Security Class

                                          Holder Account Number

Form of Proxy - Annual General Meeting to be held on July 21, 2005


This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

  VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.


---------------------------------------  --------------------------         -----------------------------------
To Vote Using the Telephone
(Only Available Within Canada and U.S.)  To Vote Using the Internet         To Receive Documents Electronically
---------------------------------------  --------------------------         -----------------------------------
o Call the toll free number listed       o Go to the following web site:    o You can enrol to receive future
  BELOW from a touch tone telephone.       www.computershare.com/ca/proxy     securityholder communications
  There is NO CHARGE for this call.      o Proxy Instructions must be         electronically, after you vote
1-866-732-VOTE (8683)                      received by 10:30 am, Eastern      using the Internet. If you don't
o Proxy Instructions must be received      Time, on July 19, 2005.            vote online, you can still enrol
  by 10:30 am, Eastern Time, on                                               by visiting www.computershare.com
  July 19, 2005.                                                              - click "Investors" and then
                                                                              "Electronic Shareholder
                                                                              Communications".

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER               HOLDER ACCOUNT NUMBER                ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:30 am, Eastern Time, on July 19, 2005

Appointment of Proxyholder


I/We being holder(s) of Zarlink Semiconductor Inc. hereby            Print the name of the person you     -------------------------
appoint: Kirk K. Mandy, or failing him, Donald G. McIntyre    OR     are appointing if this person is
                                                                     someone other than the Chairman of   -------------------------
                                                                     the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Zarlink Semiconductor Inc. to be held at the Head Offices of the Company, 400 March Road, Ottawa, Ontario, Canada on July 21, 2005 at 10:30 a.m. and at any adjournment thereof.

1. Election of Directors

                        For   Withhold                           For    Withhold

01. Andre Borrel        [ ]     [ ]     05. Jules Meunier        [ ]      [ ]

02. Hubert T. Lacroix                   06. Dennis Roberson

03. J. Spencer Lanthier                 07. Henry Simon

04. Kirk K. Mandy                       08. Kari-Pekka Wilska


2. Appointment of Auditors
Appointment of Ernst & Young LLP as Auditors            For [ ]     Withhold [ ]


Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

-------------------------------------------

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                                                Date

Financial Statements Request           Interim Financial Reports

In accordance with securities          [ ] Mark this box if you would like
regulations, shareholders may              to receive interim financial
elect annually to receive                  reports by mail. You may also
financial statements, if they              register online to receive
so request. If you wish to                 financial statements at
receive such mailings, please              www.computershare.com/ca/mailinglist
mark your selection.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.